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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-15281
REPROS THERAPEUTICS INC.
NYSE ARCA EQUITIES, INC. (F/K/A THE PACIFIC EXCHANGE)
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
2408 Timberloch Place, Suite B-7
The Woodlands, Texas 77380
(281) 719-3400
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Common Stock, Par Value $0.001 Per Share
(Description of class of securities)
Please place an X in the box to designate the appropriate rule provision relied upon to strike the class of securities from listing and registration:
☐ 17 CFR 240.12d2-2(a)(1)
☐ 17 CFR 240.12d2-2(a)(2)
☐ 17 CFR 240.12d2-2(a)(3)
☐ 17 CFR 240.12d2-2(a)(4)
☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.
☑ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, Repros Therapeutics Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: January 8, 2007	By: /s/ Louis Ploth Jr.	Title: Vice President, Business Development and Chief Financial Officer
Explanatory Note: The purpose of this Form 25 is to voluntarily delist and deregister the Issuer’s common stock from the NYSE Arca Exchange (formerly the Pacific Exchange). The Issuer is continuing its primary listing and registration of its common stock on The NASDAQ Global Market Exchange.